UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 17, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐                No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ATLAS CORP.:

REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-234820) FILED WITH THE SEC ON NOVEMBER 22, 2019, AS AMENDED ON DECEMBER 31, 2019 AND JANUARY 16, 2020.

Item 1 — Information Contained in this Form 6-K Report

As previously announced, on November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Proposed Reorganization”). In connection with the Proposed Reorganization, Seaspan intends to delist its outstanding 7.125% senior unsecured notes due 2027 (the “Notes”) from the New York Stock Exchange (the “NYSE”) and to deregister the Notes under the Securities Exchange Act of 1934, as amended. Delisting and deregistration of the Notes is expected to occur on or about the effective date of the Proposed Reorganization. Seaspan has not, and does not intend to, arrange for listing and/or registration of the Notes on another national securities exchange or for quotation on another quotation medium. Seaspan intends to exercise its option to redeem the Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

Seaspan issued a press release announcing its intention to delist the Notes from NYSE in connection with the Proposed Reorganization, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS

ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, without limitation, forward-looking statements regarding the Proposed Reorganization and the delisting and deregistration of the Notes. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this report. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential that the Proposed Reorganization is not completed when anticipated or at all; the potential that Atlas’ common and preferred shares are not accepted for listing on the NYSE; Seaspan may determine not to exercise its option to redeem the Notes on October 10, 2020 or, if it does exercise such option, may not have sufficient liquidity to effectuate such redemption; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K of Seaspan filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by Seaspan Corporation on January 17, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 17, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer